AETERNA ZENTARIS INC.

CHANGE OF AUDITOR NOTICE

Pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations* (NI 51-102), Section 4.11

TO: British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island)

AND TO: PricewaterhouseCoopers LLP (the **Former Auditor**)

AND TO: Ernst & Young LLP (the **Successor Auditor**)

NOTICE IS HEREBY GIVEN, pursuant to Section 4.11 of National Instrument 51-102 – *Continuous Disclosure Obligations* (**NI 51-102**) of a change of auditor of AEterna Zentaris Inc. (the **Corporation**) from the Former Auditor to the Successor Auditor. The Corporation confirms that:

1. The audit committee (the **Audit Committee**) of the board of directors (the **Board**) of the Corporation has conducted a review of external audit services. As part of its review, the Audit Committee sought proposals to provide audit services for the financial year ending on December 31, 2021.

2. After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Corporation for the Corporation's financial year ending on December 31, 2021, effective as the day immediately following the date of the Former Auditor's report in respect of its audit of the Corporation's consolidated financial statements for the year ended December 31, 2020 (the **Effective Date**) and until the next annual meeting of shareholders. The Former Auditor will continue to act as the Corporation's auditor until the Effective Date.

3. The Board approved the recommendation of the Audit Committee described above.

4. The auditor's reports of the Former Auditor on the annual financial statements of the Corporation for the period commencing at the beginning of the Corporation's two most recent financial years and ending at the date of this notice, did not express any modified opinion.

5. There have been no reportable events (as defined in Section 4.11 of NI 51-102), in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 1st day of October, 2020.

AETERNA ZENTARIS INC.

Per: *"Pierre-Yves Desbiens"*
Name: Pierre-Yves Desbiens
Title: Chair, Audit Committee
Aeterna Zentaris Inc.